Exhibit 99.2
RF MICRO DEVICES, INC.
OPTION EXCHANGE PROGRAM
FREQUENTLY ASKED QUESTIONS (FAQ)
JUNE 26, 2009
General Information
     The following employee FAQ should answer many of the questions that you may have about our proposed stock option exchange program (the “Option Exchange Program”). The information in this FAQ is based on the information contained in our proxy statement that was filed with the SEC on June 18, 2009, and does not contain complete details about the Option Exchange Program. Our 2009 proxy materials are on file with the SEC and are available at www.sec.gov and from the “Investors” page on RFMD’s website at www.rfmd.com. The Option Exchange Program is subject to shareholder approval at our annual meeting of shareholders, scheduled for July 29, 2009. Please note that the Option Exchange Program will be terminated and no options will be exchanged in the event that shareholders do not approve the Option Exchange Program.
1.	Do I have to participate in the Option Exchange Program?

No. Participation in the Option Exchange Program is completely voluntary. If you choose not to participate, you will keep all of your existing options, you will not receive any options under the Option Exchange Program (the “New Options”), and no changes will be made to the terms of your current options.

2.	How long will I have to make my election to participate in the Option Exchange Program?

Eligible employees with options eligible for exchange under the Option Exchange Program will have a period of at least 20 business days in which to make an election, which election must be received by RFMD by the time the election period ends (the “Closing Date”). It is currently expected that the Closing Date will occur in early August 2009.

3.	Which existing options are expected to be eligible for the Option Exchange Program?

It is expected that unexpired options with an exercise price of $5.00 per share or greater (the “Eligible Options”) would be eligible to be exchanged for New Options for a lesser number of shares, with an exercise price, vesting schedule and term different from those of your existing options.

4.	If I participate in the Option Exchange Program, how many New Options would I receive?

The ratio of exchanged Eligible Options to New Options will be two-to-one, meaning that you would receive a New Option for one share of stock in exchange for an Eligible Option for two shares of stock.

5.	What will be the exercise price of the New Options received in the Option Exchange Program?

The exercise price of the New Options will be equal to the fair market value per share of our common stock on the date of grant (the “Grant Date”), which will be equal to the closing sales price of our common stock as reported by the NASDAQ Global Select Market on the trading date immediately preceding the Grant Date. The Grant Date for the New Options is expected to occur on or promptly after the Closing Date.

6.	What will be the vesting provisions of the New Options received in the Option Exchange Program?

The New Options will be completely unvested at the time of grant, regardless of the vesting status of the Eligible Options, and will vest and become exercisable over a two-year period, with 25% of each New Option generally becoming exercisable after each six-month period of continued service following the date the New Options are granted. Generally, vesting will cease upon termination of service for any reason, and each New Option will expire four years from the Grant Date.

7.	What will be the term of the New Options received in the Option Exchange Program?

Each New Option will expire four years from the Grant Date (subject to earlier termination if you terminate employment).

8.	Will the tax classification of the New Options be the same as the Eligible Options exchanged in the Option Exchange Program?

No. All New Options will be non-qualified stock options under U.S. tax laws, regardless of whether the Eligible Options were incentive stock options or non-qualified stock options.

9.	Can you give me a hypothetical example of how this Option Exchange Program is expected to work?

Example: If you had received a grant of an Eligible Option to purchase 100 shares at an exercise price of $50.00 per share and had not exercised any part of the grant, you would be able to exchange this Eligible Option for a New Option that would be exercisable for 50 shares (100 divided by 2) of our common stock. Irrespective of the tax classification, vesting status or term of the Eligible Option, the New Option would be a non-qualified stock option that is unvested at the Grant Date, would vest over a two-year period with 25% becoming exercisable after each six-month period of continued service, and would expire four years after the Grant Date (or upon termination of employment if earlier). The New Option would have an exercise price equal to the fair market value per share of our common stock on the Grant Date.

10.	If I participate in the Option Exchange Program, can I exchange partial grants?

No. Each New Option issued through the Option Exchange Program will be granted only if the Eligible Option grant is surrendered in whole. You will be able to elect to exchange as few or as many of your Eligible Option grants as you wish. However, if you elect to exchange an Eligible Option grant, you must exchange the Eligible Option grant in full — no partial exchanges will be permitted. If you exercise an Eligible Option grant in its entirety, that grant is no longer outstanding and would therefore not be eligible for exchange under the Option Exchange Program. If you previously exercised an Eligible Option grant in part, only the remaining unexercised portion of the Eligible Option grant could be exchanged under the Option Exchange Program.

11.	Will I owe taxes if I exchange my Eligible Options in the Option Exchange Program?

You should consult your own tax advisor to determine the tax consequences of tendering Eligible Options in the Option Exchange Program.

We believe the exchange of Eligible Options for New Options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal income tax purposes upon grant of the New Options. At the time that a New Option is exercised, the Eligible Employee will have ordinary income equal to the difference between the fair market value of the underlying common stock on the date of exercise and the exercise price. The tax consequences for participating non-U.S. Eligible Employees may differ from the U.S. federal income tax consequences.

The Option Exchange Program will be offered to some employees who reside outside of the United States (except where their participation would be prohibited under local law). Eligible Employees residing outside of the United States may be subject to laws other than those of the United States. The international tax implications of the Option Exchange Program are not discussed in the proxy statement and will vary depending upon the tax laws of foreign jurisdictions; however, the Tender Offer Statement on Schedule TO that RFMD will file with the Securities and Exchange Commission upon commencement of the tender offer will include as an Addendum a summary of certain international tax law implications of various non-U.S. countries.

12.	What will happen if I do not make an election so that it is received by RFMD prior to the Closing Date?

If you do not make an election prior to the Closing Date, you will not participate in the Option Exchange Program, and all of your Eligible Options will remain subject to their original exercise price and original terms.

13.	Can I change my mind about tendering Eligible Options in the Option Exchange Program?

Yes. Up until the Closing Date, you may change your mind after you have submitted an election to participate in or withdraw from the Option Exchange Program. The procedure for doing so will be described in detail in the information sent to employees with Eligible Options at the start of the election period.

14.	If I participate in the Option Exchange Program, when would I receive my New Options?

Our shareholders must approve the Option Exchange Program before we can complete the Option Exchange Program. Our annual meeting of shareholders is scheduled for July 29, 2009. We currently expect that if the proposal for the Option Exchange Program is approved by the shareholders, the Option Exchange Program will be completed and the New Options will be granted on or promptly after the Closing Date.

15.	What if I have additional questions?

Due to SEC regulations, we cannot provide further written or oral communications regarding the Option Exchange Program unless the text of such communication is filed with the SEC; therefore, we are not communicating any additional information at this time. Employee questions about the Option Exchange Program should be directed to RFMD’s treasury department by e-mail to “Option Exchange Coordinator” (OEC@rfmd.com) or by fax to (336) 678-0360. These questions will be collected and if necessary addressed in future communications to all eligible employees with Eligible Options. We currently intend to commence a “tender offer” by filing the required documents and related materials with the SEC in July 2009 and will distribute more comprehensive written materials explaining the precise terms and timing of the Option Exchange Program to eligible employees at that time.
Please be aware that the above information does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities, nor will there be any such offer or solicitation in any state or country where such offer or solicitation is not permitted. The proxy statement contains important information regarding the Option Exchange Program and should be read carefully by shareholders prior to voting on or participating in the Option Exchange Program. RFMD has not yet commenced the Option Exchange Program and must receive shareholder approval for the Option Exchange Program at RFMD’s 2009 annual meeting of shareholders before such Option Exchange Program may be completed. RFMD’s Board of Directors reserves the right to amend, postpone or terminate the proposed Option Exchange Program prior to the end of the exchange offer period.
If and at the time the Option Exchange Program is commenced, RFMD will provide optionholders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program, including certain risks associated with the Option Exchange Program. Upon the commencement of the Option Exchange Program, RFMD will also file the written materials relating to the Option Exchange Program with the Securities and Exchange Commission as part of a tender offer statement. Copies of these written materials and other documents filed by RFMD with the Securities and Exchange Commission will be available free of charge from the Securities and Exchange Commission’s web site at www.sec.gov.